HONGLI GROUP INC.

October 14, 2022

Mr. Jeff Kauten
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hongli Group Inc. Amendment No. 8 to Registration Statement on Form F-1 Filed September 30, 2022 File No. 333-261945

Dear Mr. Kauten:

This letter is in response to the letter dated October 12, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 8 to Registration Statement on Form F-1 filed September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 101

1.	Please explain your reference to “unaudited condensed consolidated financial statements” throughout your critical accounting policies discussion or revise to remove.

Response: In response to the Staff’s comment, we have revised the disclosure of Critical Accounting Policies from pages 101 to 104 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Cash Flow, pages F-33

2.	In your statement of cash flows for the six months ended June 30, 2021, you present $368,974 “payments of deferred offering costs” in cash flows from financing activity. Please tell us the amount of such payments for the full year of 2021 and how they are classified in your statement of cash flows for the year ended December 31, 2021. To the extent that such payments were classified within net cash provided by (used in) operating activities, please revise.

Response: In response to the Staff’s comment, we have reclassed “payments of deferred offering costs” from “Net cash provided by operating activities” to “Net cash provided by financing activities” in the consolidated statements of cash flows for the years ended December 31, 2021 and 2020. Please see revised disclosure on page 31, pages 92 to 94, F-33 to F-34, and F-45 to F-46 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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